Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2019 Results

●	Consistent execution throughout 2019 drove a strong finish to the year with Q4 revenue growth of 43% y/y, exceeding the top end of our guidance and accelerating for the second consecutive quater
●	Both active buyers and spend per buyer accelerated to 17% y/y during the fourth quarter along with continued improvement in take rate to 26.7%
●	Rolled out two localized websites in German and Spanish - the first time we enabled our buyers to complete a transaction in a non-English environment
●	Successfully launched Fiverr Logo Maker that brings the power of artificial intelligence to Fiverr’s best creative talents
●	Celebrated the 300 category milestone and opened new industry stores in Influencer, Real Estate and Podcasting
●	Initiating strong guidance for 2020 with 30-32% revenue growth and continued progress towards profitability

NEW YORK, February 19, 2020 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the fourth quarter and full year ended December 31, 2019. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“2019 was a landmark year for Fiverr as we completed a successful IPO, expanded the Fiverr ecosystem with new products, increased our international reach, and most importantly, continued our extraordinary growth momentum and march towards profitability,” said Fiverr CEO Micha Kaufman. “As global businesses continue to embrace the digital workforce as part of their growth strategy, we believe our Service-as-a-Product model and unique product offerings are helping to accelerate that change.”

Ofer Katz, Fiverr CFO, added, “The fourth quarter marked another quarter of growth across all of our key metrics driven by consistent cohort behavior and improved marketing efficiency. Fiverr’s strong growth across all metrics proves our strategy of going upmarket, product innovation and pursuing investments across the globe are succeeding and we look forward to another great year ahead.”

Fourth Quarter 2019 Financial Highlights

●	Revenue in the fourth quarter of 2019 was $29.5 million, an increase of 43% year over year.
●	Active buyers as of December 31, 2019 grew to 2.4 million, compared to 2.0 million as of December 31, 2018, an increase of 17% year over year.
●	Spend per buyer as of December 31, 2019 reached $170, compared to $145 as of December 31, 2018, an increase of 17% year over year.
●	Take rate for the year ended December 31, 2019 was 26.7%, up from 25.7% for the year ended December 31, 2018, an increase of 100 basis points year over year.

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●	GAAP gross margin in the fourth quarter of 2019 was 79.3%, a decrease of 130 basis points from 80.6% in the fourth quarter of 2018. Non-GAAP gross margin in the fourth quarter of 2019 was 80.8%, a decrease of 130 basis points from 82.1% in the fourth quarter of 2018.
●	GAAP net loss in the fourth quarter of 2019 was ($7.4) million, or ($0.23) per share, compared to ($5.9) million, or ($0.84) per share, in the fourth quarter of 2018. Non-GAAP net loss in the fourth quarter of 2019 was ($2.7) million, or ($0.08) per share, compared to ($3.9) million, or ($0.16) per share, in the fourth quarter of 2018.
●	Adjusted EBITDA[1] in the fourth quarter of 2019 improved to ($3.3) million, compared to ($4.1) million in the fourth quarter of 2018. Adjusted EBITDA margin was (11.3%) in the fourth quarter of 2019, an improvement of 840 basis points from (19.7%) in the fourth quarter of 2018.

Full Year 2019 Financial Highlights

●	Revenue in 2019 was $107.1 million, an increase of 42% from 2018.
●	Active buyers as of December 31, 2019 grew to 2.4 million, compared to 2.0 million as of December 31, 2018, an increase of 17% year over year.
●	Spend per buyer as of December 31, 2019 reached $170, compared to $145 as of December 31, 2018, an increase of 17% year over year.
●	Take rate for the year ended December 31, 2019 was 26.7%, compared to 25.7% for the year ended December 31, 2018, an increase of 100 basis points year over year.
●	GAAP gross margin in 2019 was 79.2%, a decrease of 10 basis points from 79.3% in 2018. Non-GAAP gross margin in 2019 was 81.0%, an increase of 20 basis points from 80.8% in 2018.
●	GAAP net loss in 2019 was ($33.5) million, or ($1.67) per share, compared to ($36.1) million, or ($5.42) per share, in 2018. Non-GAAP net loss in 2019 was ($16.8) million, or ($0.58) per share, compared to ($20.6) million, or ($0.89) per share, in 2018.
●	Adjusted EBITDA in 2019 improved to ($18.0) million, compared to ($21.0) million in 2018. Adjusted EBITDA margin was (16.8%) in 2019, an improvement of 1,100 basis points from (27.8%) in 2018.

Recent Business Highlights

●	Enhanced our comprehensive product ecosystem through constant innovation, with Fiverr Logo Maker the latest addition to our product family
●	Completed significant infrastructure upgrades to support extensive multilingual capabilities and successfully launched our localized websites in German and Spanish
●	Expanded our Service-as-a-Product catalog with over 100 new categories and 7 new industry stores introduced in 2019

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

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Financial Outlook

Our initial outlook for 2020 reflects continued growth and momentum of our business while making continued progress toward profitability. During 2020 we intend to continue to grow our buyer base, move upmarket, launch new categories and industry stores, innovate with new products and services, and further expand to new geographies and languages.

	Q1 2020	FY 2020
Revenue	$32.0 - $33.0 million	$139 -$141 million
Year over year growth	35% - 39%	30%- 32%
Adjusted EBITDA	($5.5) - ($4.5) million	($15.0) - ($13.0) million

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Wednesday, February 19, 2020 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Wednesday, February 26, 2020, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10138270.

About Fiverr

Fiverr's mission is to change how the world works together. The Fiverr platform connects businesses of all sizes with skilled freelancers offering digital services in more than 300 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In 2019, over 2.4 million customers bought a wide range of services from freelancers working in over 160 countries. We invite you to visit us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:
Siobhan Aalders

press@fiverr.com

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CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$24,171	$55,955
User funds	55,945	39,736
Bank deposits	15,000	-
Restricted deposit	324	327
Marketable securities	88,559	-
Other receivables	3,117	776
Total current assets	187,116	96,794

Marketable securities	21,805	-
Property and equipment, net	5,321	5,143
Intangible assets, net	7,188	4,065
Goodwill	11,240	1,381
Restricted deposit	3,168	3,191
Other non-current assets	522	456

Total assets	$236,360	$111,030

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,749	$3,364
User accounts	53,013	39,736
Deferred revenue	3,248	-
Other account payables and accrued expenses	21,426	10,231
Current maturities of long-term loan	503	445
Total current liabilities	81,939	53,776

Long-term loan and other non-current liabilities	5,612	3,280

Total liabilities	87,551	57,056

Shareholders' equity:
Share capital and additional paid-in capital	306,334	178,164
Accumulated deficit	(157,763)	(123,592)
Accumulated other comprehensive income (loss)	238	(598)
Total shareholders' equity	148,809	53,974
Total liabilities and shareholders' equity	$236,360	$111,030

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CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)	(Audited)
Revenue	$29,531	$20,705	$107,073	$75,503
Cost of revenue	6,120	4,018	22,224	15,621
Gross profit	23,411	16,687	84,849	59,882

Operating expenses:
Research and development	9,322	6,855	34,483	26,035
Sales and marketing	15,663	11,681	62,750	49,720
General and administrative	6,495	4,233	22,366	20,596
Total operating expenses	31,480	22,769	119,599	96,351
Operating loss	(8,069)	(6,082)	(34,750)	(36,469)
Financial income, net	684	199	1,371	408
Loss before income taxes	(7,385)	(5,883)	(33,379)	(36,061)
Income taxes	(54)	-	(160)	-
Net loss	$(7,439)	$(5,883)	$(33,539)	$(36,061)
Deemed dividend to protected ordinary shareholders	-	-	(632)	-
Net loss attributable to ordinary shareholders	$(7,439)	$(5,883)	$(34,171)	$(36,061)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.23)	$(0.84)	$(1.67)	$(5.42)
Basic and diluted weighted average ordinary shares	31,900	7,017	20,504	6,648

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)	(Audited)
Operating Activities
Net loss	$(7,439)	$(5,883)	$(33,539)	$(36,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	893	609	3,571	2,250
Amortization of discount on marketable securities	(430)	-	(988)	-
Shared-based compensation	2,337	1,293	8,899	11,648
Loss from disposal of property plant and equipment, net	-	26	-	26
Net loss (gain) from exchange rate fluctuations	(67)	(101)	65	(77)
Changes in assets and liabilities:
User funds	(1,245)	(39,736)	(16,209)	(39,736)
Other receivables	(232)	546	(1,583)	(143)
Trade payables	1,750	(211)	240	808
User accounts	(1,687)	(953)	13,277	7,542
Deferred revenue	3,248	-	3,248	-
Other account payables and accrued expenses	(372)	(80)	8,677	1,937
Non-current liabilities	336	(64)	398	130
Net cash used in operating activities	(2,908)	(44,554)	(13,944)	(51,676)

Investing Activities
Acquisition of business, net of cash acquired	-	-	(9,967)	(2,676)
Purchase of property and equipment	(181)	(160)	(1,016)	(767)
Capitalization of internal-use software	(216)	(184)	(739)	(830)
Other receivables and non-current assets	(29)	(27)	(40)	(142)
Bank deposits	5,000	30,000	(15,000)	30,000
Restricted deposit	-	542	-	482
Investment in marketable securities	(69,954)	-	(214,306)	-
Proceeds from sale of marketable securities	69,993	-	104,990	-
Net cash provided by (used in) investing activities	4,613	30,171	(136,078)	26,067

Financing Activities
Proceeds from exercise of options	200	570	773	1,240
Proceeds from initial public offering, net	(452)	-	113,350	-
Proceeds from issuance of protected ordinary shares, net	-	53,069	4,340	53,069
Repayment of long-term loan	(123)	(94)	(470)	(421)
Net cash provided by (used in) financing activities	(375)	53,545	117,993	53,888

Effect of exchange rate fluctuations on cash and cash equivalents	100	(23)	245	(190)

Increase (decrease) in cash and cash equivalents	1,430	39,139	(31,784)	28,089
Cash and cash equivalents at the beginning of period	22,741	16,816	55,955	27,866
Cash and cash equivalents at the end of period	$24,171	$55,955	$24,171	$55,955

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KEY PERFORMANCE METRICS

(Unaudited)

	Year Ended
	December 31,
	2019	2018
	(Unaudited)
Annual active buyers (in thousands)	2,352	2,019
Annual spend per buyer ($)	$170	$145

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(in thousands, except gross margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP gross profit	$23,411	$16,687	$84,849	$59,882
Add:
Share-based compensation	49	5	142	12
Depreciation and amortization	393	308	1,728	1,119
Non-GAAP gross profit	$23,853	$17,000	$86,719	$61,013
Non-GAAP gross margin	80.8%	82.1%	81.0%	80.8%

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RECONCILIATION OF GAAP TO NON-GAAP NET LOSS AND NET LOSS PER SHARE

(in thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(7,439)	$(5,883)	$(34,171)	$(36,061)
Add:
Deemed dividend to protected ordinary shareholders	-	-	632	-
Depreciation and amortization	893	609	3,571	2,250
Share-based compensation	2,337	1,293	8,899	11,648
Other initial public offering related expenses	-	-	416	-
Contingent consideration revaluation and acquisition related costs	1,509	96	3,873	1,564
Non-GAAP net loss	$(2,700)	$(3,885)	$(16,780)	$(20,599)
GAAP weighted average number of ordinary shares outstanding - basic and diluted	31,900	7,017	20,504	6,648
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	-	17,520	8,597	16,483
Non-GAAP basic and diluted weighted average ordinary shares	31,900	24,537	29,101	23,131
Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders	$(0.08)	$(0.16)	$(0.58)	$(0.89)

Note: Non-GAAP basic and diluted net loss per ordinary share for the year ended December 31, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr's then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods. In the same calculation for the three months and year ended December 31, 2018, we accounted for the exchange of Fiverr’s then outstanding protected ordinary shares into 17.5 and 16.5 million ordinary shares, respectively, at the beginning of the periods.

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RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss	$(7,439)	$(5,883)	$(33,539)	$(36,061)
Add:
Financial income, net	(684)	(199)	(1,371)	(408)
Income taxes	54	-	160	-
Depreciation and amortization	893	609	3,571	2,250
Share-based compensation	2,337	1,293	8,899	11,648
Other initial public offering related expenses	-	-	416	-
Contingent consideration revaluation and acquisition related costs	1,509	96	3,873	1,564
Adjusted EBITDA	$(3,330)	$(4,084)	$(17,991)	$(21,007)
Adjusted EBITDA margin	(11.3)%	(19.7)%	(16.8)%	(27.8)%

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RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES

(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP research and development	$9,322	$6,855	$34,483	$26,035
Less:
Share-based compensation	811	198	3,197	731
Depreciation and amortization	126	95	454	411
Acquisition related costs	-	48	106	750
Non-GAAP research and development	$8,385	$6,514	$30,726	$24,143

GAAP sales and marketing	$15,663	$11,681	$62,750	$49,720
Less:
Share-based compensation	488	126	1,853	1,480
Depreciation and amortization	325	155	1,212	555
Acquisition related costs	363	48	1,436	749
Non-GAAP sales and marketing	$14,487	$11,352	$58,249	$46,936

GAAP general and administrative	$6,495	$4,233	$22,366	$20,596
Less:
Share-based compensation	989	964	3,707	9,425
Depreciation and amortization	49	51	177	165
Other initial public offering related expenses	-	-	416	-
Contingent consideration revaluation and acquisition related costs	1,146	-	2,331	65
Non-GAAP general and administrative	$4,311	$3,218	$15,735	$10,941

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions through our platforms, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

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Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the first quarter of 2020 or the fiscal year 2020 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and gain or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net loss in the future.

See the tables above regarding reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

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Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2020 and the fiscal year ended December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2019 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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